

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



No Act
P.E. 1-5-07

March 7, 2007

Sarah J. Kilgore
Senior Counsel
The Western Union Company
12500 E Belford Avenue
M21A4
Englewood, CO 80112

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/7/2007

Re: The Western Union Company
Incoming letter dated January 5, 2007

Dear Ms. Kilgore:

This is in response to your letter dated January 5, 2007 concerning the shareholder proposal submitted to Western Union by NorthStar Asset Management, Inc. We also have received a letter from the proponent dated January 19, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Julie N.W. Goodridge
President
NorthStar Asset Management, Inc.
PO Box 301840
Boston, MA 02130

1365135

WESTERN UNION

12500 E Belford Avenue | M21A4 | Englewood, CO 80112

RECEIVED

2007 JAN -8 PM 12:53

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1934 Act/Rule 14a-8

January 5, 2007

Via Electronic Mail and Overnight Courier

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Western Union Company – Stockholder Proposal submitted by NorthStar Asset Management, Inc.

Ladies and Gentlemen:

This letter is submitted by The Western Union Company, a Delaware corporation ("Western Union" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Western Union's intention to exclude from its proxy materials for its 2007 Annual Meeting of Stockholders (the "Annual Meeting") a stockholder proposal (the "Proposal") submitted by NorthStar Asset Management, Inc. (the "Proponent") and received by Western Union on November 27, 2006. Western Union requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Western Union excludes the Proposal from its Annual Meeting proxy materials for the reasons set forth below.

The Proposal requests that Western Union's Board of Directors (the "Board") "undertake a special review of the effect of Western Union's remittance practices on the communities served and report to shareholders on its findings including any policy changes instituted as a result of the review. The review shall also compare Western Union's fees, exchange rates, and pricing structures with other companies in the industry and evaluate Western Union's community reinvestment and corporate giving practices relative to its competitors." A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Western Union intends to file its definitive proxy materials for the Annual Meeting on or about March 27, 2007. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this letter and its exhibits has been sent to the Proponent.

Discussion

1. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to Western Union's ordinary business operations.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it pertains to matters directly relating to Western Union's ordinary business operations. In Exchange Act Release No.

34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the central purpose of the ordinary business exclusion contained in Rule 14a-8(i)(7) is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In analyzing whether a shareholder proposal is excludable under Rule 14a-8(i)(7), the Commission takes into account "two central considerations":

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day business that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

When a shareholder proposal requests that a company's board of directors prepare and disseminate a report, as the Proposal does, the Staff will "consider whether the subject matter of the special report...involves a matter of ordinary business; where it does, the proposal will be excludable" under Rule 14a-8(i)(7). See Exchange Act Release No. 34-20091 (August 16, 1983).

The Proposal relates explicitly to three subjects that directly involve Western Union's ordinary business operations: the transaction fees charged by Western Union for certain money transfer transactions, the setting of the exchange rates related to those transactions and Western Union's charitable giving practices.

It is difficult to conceive of a shareholder proposal involving subjects that more clearly involve a company's ordinary business operations than does the Proposal. First, the Proposal includes a request that the Board issue a report comparing the transaction fees Western Union charges for a particular type of money transfer transaction (i.e., a cross-border transaction) "with other companies in the industry." The process by which Western Union's management determines the transaction fee that is charged for a particular money transfer necessarily requires an in-depth review, analysis and understanding of a variety of factors, including an assessment of the relevant marketplace, the cost to Western Union of a particular money transfer and the demand for that service. The process of analyzing these factors is an important aspect of Western Union's ordinary business operations and is simply not one that shareholders as a group are capable of appropriately undertaking. The Proposal also requests a comparison of the exchange rates that apply to certain cross-currency transactions handled by Western Union with the exchange rates applied by its competitors. But the specific foreign exchange rate that Western Union applies to a particular cross-currency money transfer transaction also depends on a range of factors, including an assessment of the relevant marketplace, the rate at which Western Union is able to acquire the currency in which the transfer will be paid, the volatility of that currency and the legal requirements of the country to which the money is being transferred. All of these are complicated factors that are not susceptible to constructive oversight by shareholders. Finally, the Proposal calls for an analysis of how Western Union chooses to spend a portion of its corporate profits; specifically, the Proposal requests that the Board "evaluate Western Union's community reinvestment and corporate giving practices relative to its competitors." But again, determining the best uses of Western Union's profits in this regard is a matter that is not susceptible to constructive oversight by shareholders. Determining the level of charitable giving efforts requires an assessment of the needs of the particular community and the responsiveness of the community to any such donations, not to mention the impact on Western Union's business. Thus, since the primary items of concern in the Proposal go to the heart of Western Union's ordinary business operations, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

It is true that the Staff has indicated in other contexts that a shareholder proposal seeking to impose an across-the-board policy of price restraint may not always be excludable because it relates to a company's "fundamental business strategy." See Eli Lilly and Co. (avail. February 25, 1993); Warner-Lambert Company (avail. February 21, 2000). In Warner-Lambert, for example, the proposal requested that the company "create and implement a policy of price restraint on pharmaceutical products for individual consumers and institutional purchasers to keep drug prices at reasonable levels." The Staff denied the company's request to exclude the proposal on ordinary business grounds. As more fully described below, however, the Proposal is different from the shareholder proposals at issue in Eli Lilly and Warner-Lambert in three important respects.

First, unlike the proposals in Eli Lilly and Warner-Lambert, which related to the pricing of the vast majority of a company's products, the Proposal is focused on the transaction fees charged and exchange rates applied for only a portion of the services Western Union provides—namely, cross-border money transfers initiated by immigrants living in the United States.[1] Thus, rather than implicating a "fundamental business strategy" of Western Union and calling for an across-the-board policy of lowering transaction fees and exchange rates, the Proposal relates only to a segment of Western Union's business. Allowing shareholders to vote on matters that implicate only a portion of a company's business would effectively allow them to interfere, on a piece-by-piece basis, in how management runs the company's business. Rule 14a-8(i)(7) clearly prohibits that.

Second, the price of prescription drugs and their affordability to consumers have long been significant social policy issues in the United States. The same, however, simply cannot be said of the issues that apparently concern the Proponent. While the issue of immigration generally has received a considerable amount of attention in the United States in recent years, the

[1] Western Union acknowledges that the report requested by the Proponent is not on its face limited to a review of transaction fees and exchange rates paid by immigrants in the United States when sending money home. Given the assertions made by the Proponent in its supporting statement, however (including the Proponent's description of a "typical user of remittance services" as a "low-wage immigrant worker who lives in urban America"), Western Union believes that characterizing the Proposal as focused on money transfer transactions initiated by immigrants in the United States is fair and accurate.

transaction fees that immigrants in the United States pay for money transfer services, the exchange rates that apply to those transactions, and the impact of such fees and rates on those immigrants and their families elsewhere in the world are simply not matters that are the topic of current widespread national interest in the United States. Indeed, the Proposal does not cite or quote any news articles or other reports discussing such issues. Nor is the level of corporate charitable giving a significant social policy issue in the United States. Eli Lilly and Warner-Lambert each dealt with the issue of the affordability of prescription drugs, which has been and continues to be an issue of great national interest, debate and importance. But the transaction fees paid by immigrants to send money home, the exchange rates that apply to those particular money transfer transactions and the charitable giving practices of large corporations are not "sufficient significant social policy issues" that would take the Proposal outside the scope of Rule 14a-8(i)(7). 1998 Release.

Finally, the Proposal deals with not one, but three matters of ordinary business operations—transaction fees, exchange rates and charitable giving. In this regard, it is much closer to the shareholder proposal in Johnson & Johnson (avail. January 12, 2004) than it is to Eli Lilly or Warner-Lambert. Johnson & Johnson dealt with a shareholder proposal seeking a review both of the company's "pricing and marketing policies" and how the company would respond to "pressure to increase access to and affordability of needed prescription drugs." Thus, the proposal involved two aspects of a company's ordinary business operations—the pricing of products and the marketing of those products. The Staff concurred with the company that the proposal could be excluded on ordinary business grounds. Similarly, the Proposal relates to the transaction fees charged by Western Union for particular services it provides, the exchange rates that pertain to those services and Western Union's charitable giving, all of which are clearly matters involving Western Union's ordinary business operations.[2]

As described in the 1998 Release, the second central consideration in the ordinary business operations analysis is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. In Johnson & Johnson, the company described the variety of factors taken into consideration by management in determining the prices of the prescription drugs sold by the company. Likewise, Western Union's management team takes into account many factors in determining the fees for its money transfer services and the marketing of those services, including, among others, where the money is being sent from and to, the amount of money being transferred, the demand for Western Union's services and the actions of its competitors. As noted above, these factors require an in-depth understanding of the marketplace and are complex, inter-related and generally not susceptible to constructive input from shareholders, especially when they relate to only a portion

[2] The Company is aware that the Staff has in the past indicated in a different context that a shareholder proposal that explicitly seeks an increase in a company's level of charitable contributions may not be excludable as relating to the company's ordinary business operations (see Humana, Inc., avail. October 10, 1979). This 27-year old letter is, however, inapposite here. In Humana, the proposal was a request that the registrant increase its level of charitable giving. In the instant case, the Proposal is a request that Western Union, in order to better position itself "in the competitive consumer market," undertake a review of how its charitable giving practices compare to those of its competitors. As described in the text, however, determining which level of corporate giving will provide the maximum competitive benefit is a business decision that is not susceptible to effective oversight by shareholders.

of Western Union's business. When setting the exchange rate that applies to a particular cross-currency money transfer transaction, Western Union considers, among other factors, the marketplace, the rate at which it is able to acquire the currency in which the money transfer will be paid, the volatility of that currency and the legal requirements of the country to which the money is being sent. These factors are also clearly "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Similarly, the manner in which Western Union's management decides to spend corporate profits is purely a matter of ordinary business operations. By seeking to probe the processes by which Western Union determines the transaction fee charged to a consumer for a particular transaction, sets the exchange rate that will apply to that transaction and uses the Company's profits, the Proposal seeks to micro-manage the decision-making process of Western Union's management.

The Proposal seeks an assessment of the risks and liabilities facing Western Union.

In the final paragraph of the Proposal's supporting statement, the Proponent states that it is concerned that the transaction fees Western Union charges consumers for certain money transfer transactions, the exchange rates that apply to those transactions and Western Union's charitable actions "increase the risk [Western Union] faces in the competitive consumer market." Such a statement demonstrates that the Proponent is seeking an assessment of the risks and liabilities Western Union faces in the marketplace based on its transaction fees, exchange rates and charitable giving efforts. In this regard, the Staff has been clear that "shareholder proposals that relate to the evaluation of the economic risks of particular company actions are properly excludable under Rule 14a-8(i)(7)." Pfizer Inc. (avail. January 13, 2006). In Pfizer, the shareholder proposal requested that the company prepare a report analyzing "the effects on the long-term economic stability of the company" arising out of the company's policy of "limiting the availability of the company's products to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents." The Staff agreed with the company that the proposal could be excluded on ordinary business grounds, finding that it related to an "evaluation of risk" by the company.

Similarly, here the Proponent is asking the Board to evaluate the potential competitive and economic risks Western Union faces as a result of certain transaction fees, foreign exchange rates and charitable giving activities. The analysis required to appropriately review, assess and understand that risk is a matter of ordinary business operations that can only be adequately undertaken by Western Union's management. Accordingly, Western Union believes the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

2. The Proposal may be excluded under Rule 14a-8(f) because the Proponent has failed to properly demonstrate that it is entitled to submit the Proposal.

The Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponent has failed to demonstrate that it beneficially owns shares of Western Union common stock or is otherwise entitled to submit the Proposal on behalf of its clients. The Proposal was submitted without proof that the Proponent satisfied the stock ownership requirements of Rule 14a-8(b). After receiving the Proposal, Western Union determined that the Proponent was not listed on the Company's stock transfer books as a record holder of Western Union common stock.

Consequently, on December 4, 2006, Western Union sent the Proponent a letter via overnight courier and regular mail requesting that the Proponent provide Western Union with information that would allow the Company to properly determine the Proponent's eligibility to submit the Proposal under Rule 14a-8. A copy of Western Union's letter to the Proponent is attached to this letter as Exhibit B.

On December 13, 2006, Western Union received a letter from Morgan Stanley, dated November 27, 2006 (the "Morgan Stanley Letter"), stating that it "acts as the custodian" for the Proponent and indicating that as of "November 27, 2006, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 6000 Western Union Co. common stock *in its clients' account*. Morgan Stanley has continuously held these shares on behalf of NorthStar prior to November 27, 2005 when the shares were held as First Data before the Western Union spin-off." (Emphasis added.) A copy of the Morgan Stanley Letter is attached to this letter as Exhibit C.

The problem with the Morgan Stanley Letter is that it fails to establish that the Proponent itself is eligible to submit the Proposal. The Morgan Stanley Letter indicated that Morgan Stanley held shares of the Company's common stock in the accounts of the Proponent's clients, not the accounts of Proponent itself. This language echoed the language of the cover letter that the Proponent submitted with the Proposal, which stated that the Proponent "is an investment advisory firm which holds Western Union common stock in our clients' accounts." It may be the case that the Proponent's clients would be eligible to submit the Proposal. The Company has received no evidence, however, that the Proponent itself is eligible to do so or that the Proponent's clients have authorized the Proponent to submit the Proposal (or any shareholder proposal) on its behalf. The Company therefore requests that the Staff concur in its conclusion that the Proposal may be excluded pursuant to Rule 14a-8(f).

Conclusion

Based on the foregoing, I request your concurrence that the Proposal may be omitted from Western Union's Annual Meeting proxy materials. If you have any questions regarding this request or desire additional information, please contact me at (720) 332-5683.

Very truly yours,



Sarah J. Kilgore
Senior Counsel

Attachments

Cc: Julie N. W. Goodridge, NorthStar Asset Management, Inc.
Mike Lapham, United for a Fair Economy/Responsible Wealth

The Western Union Company

Stockholder Proposal submitted by NorthStar Asset Management, Inc.

Exhibit A

Western Union
Review on Remittance Fees, Rates, and Policy

WHEREAS, we believe onerous charges in the multi-billion dollar money transfer industry place an undue economic burden on low-income immigrant families in the United States and in their communities of origin while creating an increased reputational risk for our Company.

According to the World Bank, the remittance market will generate more than $15 billion in annual revenues in 2006, with profit margins for companies like Western Union as high as 30%.

Migrant worker remittances, projected to reach $260 billion globally in 2006, constitute the second largest source of external funding for developing countries after Foreign Direct Investments (i.e., foreign aid) and are considered an economic life vest for the families of 200 million international migrants who send money home.

The typical user of remittance services is a low-wage immigrant worker who lives in urban America, makes $15,600 annually and sends home $293 a month, almost 30% of his or her net monthly income. These remitters spend up to $300 a year on costly transaction fees and disadvantageous exchange rates, which equals one week's salary for the remitter or at least sixty days' salary for their kin in San Salvador, Mexico City, and Manila.

The actual cost of sending money incurred by remittance agencies ranges from $2.95 up to $5.54 per transaction. Senders are charged up to $25 in fees and exchange rate commissions per transaction. This represents a major loss of income for poor families worldwide. Studies show that increasing remittances to families and communities in the global South by 10% has the potential to uplift 33 million people out of the global poverty threshold in developing countries. We believe these high fees and disadvantageous exchange rates are a barrier to more money being sent home.

Since starting its own foundation in 2000, Western Union has spent 5 cents ($.05) for every $100 of corporate profit — lagging far behind Wal-Mart ($1.20) and Ben & Jerry's ($7.50).

Western Union has faced numerous lawsuits based on predatory fees and unfair exchange rates. These suits have resulted in millions of shareholder dollars being spent on settlements. These practices, along with the Company's relatively low degree of community reinvestment, increase the risk our Company faces in the competitive consumer market.

RESOLVED, the shareholders request that the Western Union Board of Directors undertake a special review of the effect of the company's remittance practices on the communities served and report to shareholders on its findings including any policy changes instituted as a result of the review. The review shall also compare Western Union's fees, exchange rates, and pricing structures with other companies in the industry and evaluate Western Union's community reinvestment and corporate giving practices relative to its competitors. This report, prepared at a reasonable cost and omitting proprietary information, shall be available to all shareholders no later than September 1, 2007.

The Western Union Company

Stockholder Proposal submitted by NorthStar Asset Management, Inc.

Exhibit B

WESTERN UNION

12500 E Belford Avenue | M21A4 | Englewood, CO 80112

December 4, 2006

VIA FEDERAL EXPRESS

Mr. Mike Lapham
United for a Fair Economy/Responsible Wealth
29 Winter St.
Boston, MA 02108

Dear Mr. Lapham,

On November 27, 2006, The Western Union Company (the "Company") received a letter, dated November 24, 2006, from Julie N. W. Goodridge on behalf of NorthStar Asset Management, Inc. (the "Proponent"). Included with this letter was a proposal (the "Proposal") intended for inclusion in the Company's proxy materials (the "2007 Proxy Materials") for its 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that the Proponent is not a registered holder of the Company's common stock. Under Rule 14a-8(b), the Proponent must therefore prove its eligibility to submit a proposal in one of two ways: (i) submitting to the Company a written statement from the "record" holder of the Proponent's common stock (usually a broker or bank) verifying that the Proponent has continuously held the requisite number of shares of common stock since at least November 27, 2005 (i.e., the date that is one year prior to the date on which the Proponent submitted the Proposal); or (ii) submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Proponent with the Securities and Exchange Commission that demonstrates its ownership of the requisite number of shares as of or before November 27, 2005, along with a written statement that (i) it has owned such shares for the one-year period prior to the date of the statement and (ii) it intends to continue ownership of the shares through the date of the 2007 Annual Meeting. Note that if the Proponent chooses to submit to the Company a written statement from the record holder of the its common stock, the Proponent must also include a statement that it intends to continue to hold the securities through the date of the 2007 Annual Meeting.

The Proponent has not yet submitted evidence establishing that it has satisfied these eligibility requirements. Unless we receive such evidence, we intend to exclude the Proposal from the 2007 Proxy Materials. Please note that if the Proponent intends to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

If you have any questions concerning the above, please do not hesitate to contact me at 720-332-5683.

Very truly yours,



Sarah J. Kilgore
Vice President and Senior Counsel

cc: Julie N. W. Goodridge, President, NorthStar Asset Management, Inc.

CH1 3673371v.1

The Western Union Company

Stockholder Proposal submitted by NorthStar Asset Management, Inc.

Exhibit C

One Corporate Place
55 Ferncroft Road Suite 201
Danvers, MA 01923

toll-free 800 730 3326
direct 978 739 9600
fax 978 739 9650

Morgan Stanley

November 27, 2006

Mr. David Schlapbach
General Counsel & Secretary
Western Union
PO Box 6992
Greenwood Village, CO 80155-6992

Dear Mr. Schlapbach:

Morgan Stanley acts as the custodian for NorthStar Asset Management, Inc. As of November 27, 2006, Morgan Stanley held on behalf of NorthStar Asset Management, Inc. 6000 Western Union Co. common stock in its clients' account. Morgan Stanley has continuously held these shares on behalf of NorthStar prior to November 27, 2005 when the shares were held as First Data before the Western Union spin-off.

Sincerely,



Donna K. Colahan
Vice President
Financial Advisor



SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

January 19, 2007

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: NorthStar Asset Management, Inc. response to "No-Action Request" by The Western Union Company

Ladies and Gentlemen:

This letter is submitted in response to The Western Union Company's (the "Company") request for a "No-Action Letter" concerning a shareholder proposal asking the Company to review and report on the fees charged in its remittance products (the "Proposal"). The Proposal was filed by NorthStar Asset Management, Inc. (the "Proponent").

The Company argues that the Proposal is excludable under Rule 14a-8(i)(7) because it pertains to matters of ordinary business. The Company also argues that the Proposal is excludable because the Proponent lacks standing to file under Rule 14a-8(f). The Proponent believes both of these arguments are false and requests that the SEC staff (the "Staff") deny the Company's request for no-action relief.

Does the Proposal constitute Ordinary Business?

In its argument, the Company goes to great lengths to persuade the Staff that the Proposal is not like Proposals on drug pricing that have been deemed allowable. The Proponent believes that previous decisions under Warner Lambert Company (February 21, 2000) provide the basis for this Proposal. Remittances as a part of the larger immigration debate, like drug pricing, are a major issue of public policy. Pricing of remittances is one of the major concerns for the millions of U.S. customers who send a substantial portion of their income to their home country. The Company itself acknowledges the national impact of public policy when in its 3Q06 10-Q (filed November 7, 2006) the Company warns shareholders of the adverse impacts of public policy governing remittances, particularly laws adopted by the State of Arizona.

The Company complains that the Proponent failed to reference any news articles demonstrating the public importance of the remittance issue. Several prominent

PO BOX 301840 BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165 national institutions have made the remittance issue a central part of their work, including the Pew Foundation Center on Hispanic Studies, the Annie E. Casey Foundation and the Inter-American Development Bank. The issue has been consistently and repeatedly the subject of national news stories including a recent *New York Times* story "Flow of Immigrants' Money to Latin America Surges." Copies of the October 19, 2006 article and Pew Center press release on remittances can found in Appendix A. The issue of remittances and immigration is a matter of significant social policy and the Proposal merits inclusion on this basis as outlined in the SEC's 1998 Exchange Release 34-40018.

The Company argues that the Proposal does not deal with the overwhelming part of its business as did drug pricing proposals. The Proponent believes that the Proposal does go to the fundamental business strategy of the Company and should be allowed on this basis. The Company's domestic consumer-to-consumer business (defined by the Company as transactions that occur within or between the United States (the "US") and Canada) has been shrinking, while the US to Mexico and US to International business has been thriving. It is in these rapidly growing markets that the remittance business is located.

Because Western Union was spun off from First Data on September 29, 2006, the Proponent does not have a long series of data to analyze, however the Proponent has reviewed the Company's Third Quarter 2006 Form 10-Q (filed November 7, 2006). In that document, the Company informs shareholders that during the first nine months of 2006, consumer-to-consumer transactions between the US/Canada and Mexico rose 45%; transactions between the US/Canada and the rest of the world (excluding Mexico) rose 32%; transactions within and between the US and Canada rose 0%. In terms of revenue, US/Canada to Mexico revenues rose 39%, US/Canada to the rest of the world (excluding Mexico) rose 17%, revenues within and between the US and Canada declined 1%. For the Company to argue that the Proposal doesn't deal with a substantial enough part of the Company's business is disingenuous. Without the remittance product, Western Union would be a far smaller, shrinking and less vibrant business. This Proposal pertains precisely to the Company's fundamental business strategy, growing its remittance business.

The Proposal also deals with foreign exchange issues. Foreign exchange profits are also a fundamental part of the Company's business strategy. It is the second leading source of profit (following transaction fees) in its consumer-to-consumer business. In the Third Quarter of 2006 Form 10-Q, the Company reports that profits from foreign exchange rose 23%, nearly double the 11.8% overall revenue growth reported by the Company.

The Company argues that reports seeking estimation of economic risk are excludable. The Proponent believes that the Proposal calls for a review of the Company's market risk. There have been numerous articles about the Company's business risks associated with the pricing of its remittance products. (See Appendix B for one recent example, a May 12, 2006 front page *Washington Post* Business Section story entitled, "Competition Cuts Cost of Wiring".) While the Company is obligated under SEC reporting rules to disclose and discuss significant business risks in its Forms 10-K and 10-Q, these disclosures pertaining to market pricing and changing competition with regard to remittances have been cursory. The Proponents believe this Proposal requests the Company to provide a more detailed assessment of risks as is required by current SEC risk disclosure standards.

The Company repeatedly argues that its transaction fees, exchange rates and charitable donation decisions are based on in-depth, complex sets of analyses. The Proponents do not doubt this is true and believe that the Company's competitors undertake a similar analysis. In requesting the report called for in the Proposal, shareholders would have available the results of these in-depth, complex processes across corporations. It is not essential to understand every complexity for the information to be of use. Shareholders do not have to understand every decision that goes into generating earnings per share in order to find that number useful in analyzing their investments.

Does the Proponent have standing to file the Proposal?

Under the many definitions of beneficial ownership is an investment manager to whom both investment decision making and proxy voting decision making has been delegated to the investment manager by the client. The Proponent's clients all sign contracts delegating investment decision making and proxy voting decision making to the Proponent. A sample contract is attached in Appendix C. Thus, under Rule 13(d)-3 of General Rules and Regulations under the Securities Act of 1934, the Proponent qualifies as a beneficial owner.

Conclusion

The Proponent requests that the Staff find that the Proposal deals principally with matters that are central to the Company's fundamental business strategy and that are important matters of national social policy. The Proponent also requests the Staff to find that the Proponent does have legal standing as a beneficial owner to submit the Proposal. Therefore, the Proponent requests the Staff deny the Company's request for No-action relief.

In accordance with Rule 14-8(j), please find six copies of this letter enclosed. A copy of this letter has been simultaneously sent to Sarah J. Kilgore, Senior Counsel of the Company.

Thank you for your consideration.

Sincerely,



Julie N.W Goodridge
President

cc: Sarah J. Kilgore, Senior Counsel, The Western Union Company

Stockholder Proposal submitted by NorthStar Asset Management, Inc.
to The Western Union Company

Appendix A

October 19, 2006

Flow of Immigrants' Money to Latin America Surges

By EDUARDO PORTER

There is a common cycle to immigration from Latin America. Immigrants arrive in the United States and quickly find work. Several months later — in the case of illegal migrants, as soon as they have finished paying off the smuggler who brought them across the border — they start sending money home.

According to a new report about immigrants' money transfers to Latin America, the remittances flow from almost every state. Even in states that had virtually no Latin American immigrants only a few years ago, like Mississippi and Pennsylvania, a growing trickle of money is making its way south to places like Tlalchapa, Mexico, or Panajachel, in the Guatemalan highlands.

"Twenty years ago the money was coming from four or five states; now it's coming from every corner of the country," said Sergio Bendixen, a Miami pollster who surveyed some 2,500 immigrants, legal and illegal, for the survey on which the report was based.

For the nation as a whole, the flow of money has become a torrent. According to the study, sponsored by the Multilateral Investment Fund of the 47-nation Inter-American Development Bank, remittances from the United States to Latin America this year will total more than $45 billion. That is 51 percent higher than they were only two years ago.

About three-quarters of Latino immigrants who were surveyed send money home regularly, up from some 60 percent in a similar survey in 2004. This may largely reflect growth in the population of illegal immigrants, who tend to send money home more often than others. They accounted for about 40 percent of remitters in the survey, up from a third in 2004.

Moreover, with immigration to the United States a regular part of the life cycle for large numbers of men and women in many parts of Latin America, sending money back to relatives at home has developed into a moral obligation.

"If you don't send money to your mother, you are a bad son," Mr. Bendixen said. "Remittances companies say this in their TV ads."

The study's estimates on remittances are in line with population figures from the Census Bureau, which found last year that Latin American immigrants made up 6.6 percent of the nation's household population (that is, excluding people in jail, on military bases and such), more than half the total immigrant population.

The bureau also found that 1.2 percent of the household population of Pennsylvania was born in Latin America, as were 0.7 percent of the population of Ohio and 2 percent of the population of Indiana. These were states with virtually no Latino immigrants five years ago.

According to the data from the Inter-American Development Bank, money transfers from Indiana should approach $400 million this year, with the total from Pennsylvania above $500 million and from Ohio more than $214 million.

Indeed, the study found Latino immigrants sending money from 48 of the 50 states — excluding only Montana and West Virginia, where, Mr. Bendixen said, he did not survey because he expected very few remitters.

In addition to those two states, the survey suffers from very small samples in some with the most recent immigrant populations. But Mr. Bendixen said that in these states, the remittance figures should be off by no more than 10 percent.

The data are consistent with a known pattern in which Latino migrants move from immigrant-heavy states like Illinois to new frontiers like Pennsylvania in search of jobs.

"Somebody who is already here hears about a new plant opening and goes there," observed Jeffrey S. Passel, a demographer at the Pew Hispanic Institute. "After a while, the word gets back to Mexico, and the migrant stream is no longer from California to a meatpacking plant in Iowa. It's Mexico to a plant in Iowa."

The reconstruction of New Orleans after Hurricane Katrina provides an example of how immigrant populations coalesce around jobs. Latino immigrants have flocked to New Orleans, where another study has found that by this summer, they accounted for half the reconstruction force, with 54 percent of them working in the United States illegally.

They too have begun to send money back. According to the bank's survey, remittances to Latin America from Louisiana should top $200 million this year, a 240 percent increase since 2004.

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Pew Hispanic Center pewhispanic.org

Remittance Senders And Receivers

Tracking The Transnational Channels

by Roberto Suro

Across the United States some six million immigrants from Latin America now send money to their families back home on a regular basis. The number of senders and the sums they dispatched grew even when the U.S. economy slowed, and looking to the future, the growth seems likely to continue and potentially to accelerate. The total remittance flow from the United States to Latin America and the Caribbean could come close to $30 billion this year, making it by far the largest single remittance channel in the world. These funds now reach large portions of the populations in the region--18 percent of all adults in Mexico and 28 percent in El Salvador are remittance receivers--and the impact is no longer limited to the countryside or to the poor. Taken altogether these indicators suggest that the remittance traffic in the Western Hemisphere has crossed a threshold not only in magnitude but also in significance.

Key findings from the 2003 MIF-PHC studies of remittance receiving populations in Latin America include:

• Broad sectors of the adult populations in all the nations studied are receiving remittances: 14 percent in Ecuador, 23 percent in Central America and 18 percent in Mexico.

• Remittance flows were largely unaffected by the U.S. economic downturn of 2001-2002. In every country except El Salvador more than half of the recipients reported that they had started getting money from relatives abroad over the past three years.

• While in other countries remittance receipts are still concentrated in the lower rungs of the socio-economic ladder, in Mexico remittances are flowing to all sectors of Mexican society and to virtually every region. Most significantly, in Mexico there were no statistically significant differences between remittance receivers and the general population in age, educational profile or income distribution.

• The one characteristic that clearly distinguishes remittance receivers from the general population in all the countries studied is that a majority are women.

• In Mexico, 19 percent of all adults, representing some 13.5 million people, answered positively when asked, "Are you thinking about emigrating to the United States?" Remittance receivers were much more likely (26 percent) to have migration in mind than those who are not (17 percent)

1615 L Street, NW Suite 700 Washington, DC 20036-5610
p 202.419.3600 f 202.419.3608

Stockholder Proposal submitted by NorthStar Asset Management, Inc.
to The Western Union Company

Appendix B

washingtonpost.com

Competition Cuts Cost of Wiring Money

By Krissah Williams
Washington Post Staff Writer
Friday, May 12, 2006; D01

The cost of sending money around the world has dropped significantly in the past five years, saving immigrants nearly $5 billion in fees, according to a report released today by the Inter-American Development Bank and the Annie E. Casey Foundation.

Latin American and Caribbean immigrants sent money home last year to support their relatives to the tune of $52 billion, and the lower fees mean more money is reaching poor families in developing countries, the report said. In much of Latin America those familial financial flows, called remittances, have surpassed development aid from the United States, the report said.

Prices have been driven down with the help of competition, said Manuel Orozco, author of the report and a senior associate at the Inter-American Dialogue in Washington. The fees charged to send money from the United States to Latin America have dropped from about 15 percent before 2000 to 5.6 percent last year, meaning the cost of sending $200 went from about $30 to $11. The report covered only licensed money-transfer companies.

Donald F. Terry, manager of the IADB's Multilateral Investment Fund, said there is room to push costs even lower by converting more remittance senders into bank-account holders, which would also have the benefit of offering wider access to financial services. "Poor people have to pay these fees because they are outside of the formal financial system," Terry said. "Most of this money is still sent cash to cash, which is still a very expensive way of doing things."

MoneyGram International and First Data Corp.'s Western Union are the dominant money-transfer senders with more than 35 percent of the market, but new entrants include more than 100 credit unions and several large Latin American banks that see the large U.S. immigrant population as a growth market. Banks and some credit unions have relationships with foreign financial institutions and charge less than traditional money transfer companies, thus fueling the race to lower prices.

"I want to make sure that it is just as easy to come to a nonprofit credit union to send a money transfer as it is to go into an ethnic grocery store or Western Union and send a remittance, because at a credit union you can open a savings account," said Dave Grace, senior manager of the World Council of Credit Unions, a trade association for credit unions.

There are also benefits on the receiving end, where remittance receivers are more likely to have bank accounts than others, Orozco's study shows. In El Salvador, for example, 31 percent of people who receive remittances have bank accounts, compared with only 19 percent of the general population.

Many companies have sprouted to serve the market. Microfinance International Corp., a money-transfer and micro-loan company founded in Washington in 2004, has begun using remittance flows as a measure of creditworthiness and offers low-cost loans to Latin American remittance recipients to help them build a credit history.

To a similar end, Carlos Calderon, president of the Organization of American States Staff Federal Credit Union, helped to found a credit union branch in Washington targeting the city's Latino immigrants. "We want to encourage our members to trust the financial institution and get familiar with financial institutions," he said.

The growing competition from banks and credit unions is bringing increased consolidation among money-transfer companies, Orozco said. Western Union recently purchased Vigo. Other large money transmitters are expected to follow suit.

The consolidation is also being driven by regulatory hurdles facing the industry, said David Landsman, the executive director of the National Money Transmitters Association. After Sept. 11, 2001, remittances came under greater scrutiny and several large banks have refused to do business with money-transfer companies, fearing that they could be held responsible under the USA Patriot Act for ensuring that the companies are not used to launder money.

"We are definitely under threat," Landsman said.

Continued consolidation could eventually push prices back up, Orozco said.

Stockholder Proposal submitted by NorthStar Asset Management, Inc.
to The Western Union Company

Appendix C

NorthStar Asset Management, Inc.

43 St. John Street, Boston, Massachusetts, 02130 (617) 522-2635

NorthStar Asset Management is a socially responsible portfolio management firm.

INVESTMENT MANAGEMENT SERVICE AGREEMENT

The following constitutes our Agreement concerning the services to be rendered to you ("the Client") by NorthStar Asset Management ("the Adviser").

The Adviser is a registered Investment Adviser with the Securities and Exchange Commission. The Adviser provides investment management and supervisory services to Clients interested in long term investment in securities that meet certain financial and corporate responsibility criteria. The Client acknowledges that investment in securities is inherently risky and that losses may occur. It is agreed by the Client and the Adviser as follows:

I. SERVICES: The Adviser will provide the Client with investment advice, management and supervisory services. Unless instructed otherwise by the Client, such services shall be in accordance with the following policy: investments are directed toward securities which meet certain financial and corporate responsibility criteria and which look toward long term investment.

II. DISCRETION OF THE ADVISER: Unless agreed otherwise, for accounts under active management, the Adviser shall have full discretion to act on behalf of the Client regarding all purchases and sales of securities in the Client's account; orders may be entered with a broker without obtaining the Client's prior written or verbal approval. For accounts under active management, the Advisor shall have full discretion to act on behalf of the Client to vote all proxies related to shares of publicly traded stock. The Adviser shall neither act as custodian for, nor take or have possession of the Client's assets.

II. RESPONSIBILITIES OF THE CLIENT: The Client shall provide all information regarding the Client's income, investment, income tax situation, estate plan, and other pertinent matters as the Adviser may request, and shall keep the Adviser informed of changes in the Client's situation, needs and goals. The Client acknowledges and understands that the Adviser cannot adequately provide services hereunder unless the Client provides all such information, and the Adviser will not be liable for any consequences should the Client fail to do so.

III. CONFIDENTIALITY: All information and advice furnished by either party to the other, including their agents and employees, shall be treated as confidential and shall not be disclosed to third parties except as agreed in writing or as required by law.

IV. BASIS FOR SERVICES: The Client understands that the Adviser obtains information from publicly available sources and that the Adviser does not purport to have sources of inside or private information. The Adviser's recommendations are based upon the best judgement of the Adviser and its agents and the Adviser does not guarantee the results of any recommendations.

V. INDEMNITY: The Adviser shall not be liable for any error of judgement with respect to investment decisions of for any other act or omission made in good faith. The Client will hold the Adviser harmless from any loss or liability incurred by reason of action taken by the Adviser after the Client's death or incapacity but before the Adviser has received notice of it. The Client will hold the Adviser harmless from any loss or liability resulting from the failure of issuers and third-party vendors to ensure Year 2000 compliance. This Agreement does not in any way waive the Client's rights under the Investment Advisers Act of 1940 or other applicable federal and state securities law or regulation.

VI. LEGAL AND ACCOUNTING SERVICES: It is understood that the Adviser does not purport to, and will not, render any legal documents. The Client shall look solely to the Client's personal attorney and/or accountant for: (1) all legal and accounting advice; (2) all legal and accounting opinions and determination; and (3) all legal and accounting documents.

VII. MANAGEMENT FEES: The Adviser's management fees are computed quarterly based on the market value of the client's investments under management in accordance with the schedule set forth in form ADV Part II.

VIII. ADVISER TRADES: The Adviser reserves the right to make investments for its own account but will not take a position in a security adverse to that of the Client. The Adviser may make trades in securities not recommended to the client.

IX. TERMINATION OF THIS AGREEMENT: This agreement will become effective as of the date signed below, but can be terminated by the Client or the Adviser at any time delivering 30 days written notice thereof to the other's last known address. Any fees for the quarter in which this agreement terminates will be payable on a pro-rated basis.

X. REQUIRED DISCLOSURES: The Adviser is an Investment Adviser registered with the Securities and Exchange Commission under the Investment Adviser Act of 1940 and with the state of Massachusetts. The Adviser has delivered a current Form ADV part II as filed with the Securities and Exchange Commission and the Client acknowledges receipt of the same information. Copies of Form ADV part II are available upon request.

XI. MISCELLANEOUS: This agreement shall be construed and governed in accordance with the laws of the State of Massachusetts. This agreement may not be assigned by the Adviser without the Client's prior written consent.

Dated: ______________________________

Client: ______________________________

Client: ______________________________

Adviser: ______________________________

Revised April 2001

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Western Union Company
Incoming letter dated January 5, 2007

The proposal requests that the board review the effect of the company's remittance practices on the communities served, compare the company's fees, exchange rates, and pricing structures with other companies in the industry, evaluate the company's community reinvestment and corporate giving practices relative to its competitors, and report to shareholders.

There appears to be some basis for your view that Western Union may exclude the proposal under rule 14a-8(i)(7), as relating to Western Union's ordinary business operations (i.e., the prices charged by the company). Accordingly, we will not recommend enforcement action to the Commission if Western Union omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Western Union relies.

Sincerely,



Derek B. Swanson
Attorney-Adviser

END